Filed Pursuant to Rule 433

Registration No. 333-133852

■	Enhanced Equity Exposure

■	Partial Principal Protection

July 2008

Related Documentation

This document generally describes the terms of Bank of America Corporation Buffered STrategic Equity Exposure Performance Linked Securities™ “Buffered STEEPLS™” (the “Buffered STEEPLS”). This document should be read together with the prospectus supplement for Medium-Term Notes, Series L, dated April 10, 2008 and the prospectus dated May 5, 2006. Terms used below but not otherwise defined have the meanings given to them in the prospectus supplement, unless the context requires otherwise. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

In connection with each offering of Buffered STEEPLS, we will issue a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, we expect to provide to you either a preliminary pricing supplement relating to the offering, or a detailed term sheet, which in each case will set forth those terms in preliminary form.

We have filed a registration statement (including the prospectus supplement and the prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 8432).

You may access the prospectus supplement and the prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website): http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

The terms of the Buffered STEEPLS described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.

Buffered STEEPLS™ and Buffered STrategic Equity Exposure Performance Linked Securities™ are our trademarks.

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Bank of America Corporation Buffered STEEPLS

Buffered STEEPLS provide you with an opportunity to participate in the potential appreciation of one or more securities or securities indices (the “Underlying Equity”). However, Buffered STEEPLS are only partially principal protected, and the amount that you receive at maturity may be less than the face amount of your Buffered STEEPLS. You may lose up to a specified percentage of your investment in the Buffered STEEPLS. The amount that you receive at maturity will be based upon the level of the Underlying Equity shortly before the maturity of your Buffered STEEPLS.

Buffered STEEPLS are our senior debt securities. However, Buffered STEEPLS differ from traditional debt securities in that they contain a derivative component, they are only partially principal protected, and you will not receive interest payments.

At maturity, instead of receiving the face amount of your Buffered STEEPLS, you may receive an amount that is greater or less than the face amount, depending upon the average of the closing levels of the Underlying Equity during a period of trading days (typically three) (the “Maturity Valuation Period”) occurring shortly before the maturity date of the Buffered STEEPLS. See “Payment at Maturity.”

Buffered STEEPLS are issued in minimum denominations of $1,000, and whole multiples of $1,000.

Buffered STEEPLS will not be listed on any stock exchange. There may be little or no secondary market for your Buffered STEEPLS.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agent in connection with each offering of Buffered STEEPLS.

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The Underlying Equity

The amount that you will receive at maturity of your Buffered STEEPLS will be determined by reference to the level of the Underlying Equity during the Maturity Valuation Period.

The Underlying Equity may consist of:

•	U.S. broad-based equity indices*

•	U.S. sector or style-based equity indices*

•	Non-U.S. or global equity indices*

•	Common shares of U.S. issuers registered under the Securities Exchange Act of 1934 (the “Exchange Act”)

•	Common shares (or equivalent) of non-U.S. issuers registered under the Exchange Act

The applicable pricing supplement will set forth the specific Underlying Equity for the Buffered STEEPLS and provide information as to the historical levels of the Underlying Equity. However, historical levels of the Underlying Equity are not indicative of the future performance of the Underlying Equity or the performance of the Buffered STEEPLS.

The Underlying Equity may consist of a single index or a single stock. Alternatively, the Underlying Equity may consist of a group, or “basket,” of indices, stocks, or other types of securities described above. If the Underlying Equity consists of a basket, the applicable pricing supplement also will set forth, among other information about the basket, the applicable weighting of each component of the basket, and information as to the calculation of the “Basket Level.”

If we issue any Buffered STEEPLS in which the Underlying Equity consists of one or more common shares, each issuer of such shares (a “Stock Issuer”) will be a company that is subject to the information requirements of the Exchange Act, and that files reports and other information with the SEC. Each Stock Issuer will have a class of common equity securities registered under the Exchange Act. However, if the Stock Issuer is not a U.S. company, the return on the Buffered STEEPLS may depend on the performance of an equity security that is not listed or traded in the U.S. This may occur, for example, if the Stock Issuer’s American Depositary Receipts are traded in the U.S., but the Underlying Equity consists of common equity securities of the Stock Issuer that are traded on one or more foreign stock exchanges.

Please note that, for ease of reference, certain defined terms in the following sections, such as “Index Return,” contemplate Buffered STEEPLS in which the Underlying Equity consists of a single securities index. If the Underlying Equity were to consist of, for example, a basket of stocks, these defined terms would be adjusted accordingly in the applicable pricing supplement to terms such as “Basket Return.”

*Pending the execution of proper licensing agreements.

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Payment at Maturity

At maturity, you will receive a cash payment for each $1,000 face amount of Buffered STEEPLS that you hold. This payment will be calculated as follows:

•	If the Ending Level (as defined below) is greater than the Starting Level (as defined below), then the payment at maturity will equal:

Payment at maturity = $1,000 × (1+ Index Return)

In this case, the “Index Return” will be calculated as follows:

•	If the Ending Level is equal to or less than the Starting Level, but is greater than or equal to the Buffer Level, then the payment at maturity will equal $1,000.

•	If the Ending Level is less than the Buffer Level, then the payment at maturity will equal:

In this case, the “Index Return” will be calculated as follows:

The difference between the Starting Level and the Buffer Level will be expressed as a percentage, and will be set forth in the applicable pricing supplement.

The Index Return will be rounded to the nearest ten-thousandth and then expressed as a percentage.

In no event will the Index Return exceed the “Maximum Return” that we will set on the applicable pricing date for each offering of Buffered STEEPLS. As a result of this limitation on the Index Return, the cash payment that you will receive at maturity for each $1,000 face amount of Buffered STEEPLS will be limited, and you may not participate in the full appreciation (if any) of the Underlying Equity.

We will determine the Starting Level on the pricing date for each offering of Buffered STEEPLS. The “Starting Level” will be equal to the closing level of the Underlying Equity on the pricing date. The calculation agent will determine the “Ending Level,” which is the average of the closing levels of the Underlying Equity during the Maturity Valuation Period.

The “Enhancement Factor” for each offering of Buffered STEEPLS will be set on the applicable pricing date. The Enhancement Factor will represent the extent to which the upside performance of Buffered STEEPLS is affected by the upside price performance of the Underlying Equity, limited by the Maximum Return.

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Payment at Maturity (cont.)

The “Buffer Level” for each offering of Buffered STEEPLS will be set on the applicable pricing date. The Buffer Level will represent the level that the Ending Level must exceed in order for you not to incur any loss of principal in connection with your investment in Buffered STEEPLS.

As a result of these provisions:

•

if the Ending Level is greater than the Starting Level, your return on the Buffered STEEPLS will represent the percentage increase in the Underlying Equity, multiplied by the Enhancement Factor, but subject to the Maximum Return;

•	if the Ending Level is less than the Starting Level, but the Ending Level is greater than the Buffer Level, then you will receive the principal amount of your Buffered STEEPLS; and

•

if the Ending Level is less than the Buffer Level, your return on the Buffered STEEPLS will be a loss, representing the number of percentage points by which the Index Return is less than the percentage decrease that the Buffer Level represents from the Starting Level. In this case, you will lose some of your investment in the Buffered STEEPLS.

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Examples of Payment at Maturity

The following graph illustrates the Buffered STEEPLS percentage returns for a range of hypothetical percentage returns on the Underlying Equity. The graph is for purposes of illustration only. The percentage returns for Buffered STEEPLS and the Underlying Equity set forth in the graph may not reflect the actual terms or return of your Buffered STEEPLS. The graph is based on a hypothetical Buffer Level of 900.00 (90.00% of the Starting Level), a hypothetical Maximum Return of 15.00%, and a hypothetical Enhancement Factor of 2.

Because you will not receive more than the Maximum Return, the following graph illustrates that, for Buffered STEEPLS in which the Maximum Return is 15.00%, you will realize the maximum effect of the hypothetical Enhancement Factor of 2 when the Ending Level exceeds the Starting Level by 7.50%. Because the hypothetical Buffer Level is 90.00% of the Starting Level, you will lose a portion of the principal amount of your investment in Buffered STEEPLS if the Index Return is less than 90.00%; however, you will not lose more than 90.00% of your investment.

Underlying Equity
Buffered STEEPLS
PERCENTAGE RETURN OF BUFFERED STEEPLS
PERCENTAGE RETURN OF UNDERLYING EQUITY
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-30%
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%
35%
1
2
3
4

1 Buffered STEEPLS provide protection for the first 10% decline of the Underlying Equity

2 Buffered STEEPLS participate in two times the increase in the Underlying Equity up to the Maximum Return of 15.00%

3 Buffered STEEPLS break even vs. the Underlying Equity when the Underlying Equity has appreciated 15.00%

4 Buffered STEEPLS underperform the Underlying Equity when the Underlying Equity has appreciated by more than the Maximum Return of 15.00%

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Examples of Payment at Maturity (cont.)

Below are four hypothetical examples of the calculation of the payment to be received at maturity for Buffered STEEPLS with a principal amount of $1,000. In each case, the examples assume a hypothetical Starting Level of 1,000.00, a hypothetical Buffer Level of 900.00 (90.00% of the Starting Level), a hypothetical Enhancement Factor of 2, and a hypothetical Maximum Return of 15.00%.

Example 1: The hypothetical Ending Level is less than the Starting Level and less than the hypothetical Buffer Level:

Starting Level: 1,000.00

Ending Level: 500.00

Payment at Maturity = $1,000 × (1 + -50.00% + 10.00%) = $600.00

Example 2: The hypothetical Ending Level is less than the Starting Level but greater than the hypothetical Buffer Level:

Starting Level: 1,000.00

Ending Level: 950.00

Since the Ending Level was less than the Starting Level but greater than the Buffer Level, the payment at maturity will equal $1,000.

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Examples of Payment at Maturity (cont.)

Example 3: The hypothetical Ending Level is greater than the Starting Level by 7.00%:

Starting Level: 1,000.00

Ending Level: 1,070.00

Payment at Maturity is $1,000 × (1 + 14.00%) = $1,140.00

Example 4: The hypothetical Ending Level is greater than the Starting Level by more than 7.50%:

Starting Level: 1,000.00

Ending Level: 1,100.00

The Index Return cannot be greater than the Maximum Return of 15.00%; therefore, the Index Return will equal 15.00%.

Payment at Maturity is $1,000 × (1 + 15.00%) = $1,150.00

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Examples of Payment at Maturity (cont.)

To illustrate the terms of the Buffered Levels, the following brief table is based upon the Starting Level of 1,000.00, a hypothetical Buffer Level of 900.00 (90.00% of the Starting Level), a hypothetical Maximum Return of 15.00%, a hypothetical Enhancement Factor of 2, and a range of hypothetical Ending Levels. The table illustrates:

•	the hypothetical percentage return of the Underlying Equity;

•	the hypothetical percentage return of the Buffered STEEPLS (subject to the Maximum Return); and

•	the hypothetical payment at maturity per $1,000 of Buffered STEEPLS.

The amounts in the table are for purposes of illustration only.

Ending Level	Hypothetical Percentage Return of the Underlying Equity	Hypothetical Percentage Return of the Buffered STEEPLS (subject to Maximum Return)	Hypothetical Payment at Maturity per $1,000 of Buffered STEEPLS
500.00	-50.00%	-40.00%	$600.00
600.00	-40.00%	-30.00%	$700.00
700.00	-30.00%	-20.00%	$800.00
800.00	-20.00%	-10.00%	$900.00
900.00	-10.00%	0.00%	$1,000.00
1,000.00	0.00%	0.00%	$1,000.00
1,030.00	3.00%	6.00%	$1,060.00
1,050.00	5.00%	10.00%	$1,100.00
1,075.00	7.50%	15.00%	$1,150.00
1,080.00	8.00%	15.00%	$1,150.00
1,100.00	10.00%	15.00%	$1,150.00
1,120.00	12.00%	15.00%	$1,150.00
1,200.00	20.00%	15.00%	$1,150.00
1,300.00	30.00%	15.00%	$1,150.00

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Summary of Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of the Buffered STEEPLS to certain U.S. Holders (as defined in the prospectus referred to on page 2) that acquire the Buffered STEEPLS upon their original issuance at the issue price. This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed U.S. federal income tax summary. The tax consequences of investing in the Buffered STEEPLS are complex and you should consult your own tax advisor concerning the application of the U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership, and disposition of the Buffered STEEPLS arising under the laws of any state, local, or foreign jurisdiction.

General

Under the terms of Buffered STEEPLS, we and every investor in Buffered STEEPLS agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat Buffered STEEPLS for all tax purposes as a single financial contract with respect to the Underlying Equity that (1) requires the investor to pay us at inception an amount equal to the purchase price of Buffered STEEPLS and (2) entitles the investor to receive at maturity an amount in cash based upon the performance of the Underlying Equity. However, this characterization of Buffered STEEPLS is not binding on the Internal Revenue Service (the “IRS”) or the courts and other alternative U.S. federal income tax characterizations of Buffered STEEPLS are possible, which, if applied, also could affect the timing and character of the income or loss with respect to Buffered STEEPLS described below. No statutory, judicial, or administrative authority directly addresses the characterization of Buffered STEEPLS or any similar instruments for U.S. federal income tax purposes, and therefore significant aspects of the U.S. federal income tax consequences of an investment in Buffered STEEPLS are not certain. In addition, no ruling is being requested from the IRS with respect to their proper characterization and treatment. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of an investment in Buffered STEEPLS, including possible alternative characterizations, and regarding any tax consequences arising under the laws of any state, local, or foreign taxing jurisdiction. The following discussion is based on the characterization described above. This discussion assumes that there is a significant possibility of loss of principal on an investment in the Buffered STEEPLS.

Tax Basis

A U.S. Holder’s tax basis in Buffered STEEPLS will equal the amount paid by that holder to acquire them.

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

Settlement of Buffered STEEPLS at Maturity

Upon receipt of the cash payment at maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s basis in Buffered STEEPLS. This capital gain or loss generally will be long-term capital gain or loss, as the case may be, if the U.S. Holder held Buffered STEEPLS for more than one year at maturity. The deductibility of capital losses is subject to limitations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and applicable U.S. Treasury Department (“Treasury”) regulations.

Sale or Exchange of Buffered STEEPLS

Upon a sale or exchange of Buffered STEEPLS prior to their maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s basis in Buffered STEEPLS sold or exchanged. This gain or loss generally will be long-term capital gain or loss if the U.S. Holder held Buffered STEEPLS for more than one year at the time of disposition. Otherwise, this gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations under the Code and applicable Treasury regulations.

Internal Revenue Service Notice 2008-2 and Proposed Legislation

On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments that are currently taxed as “prepaid forward contracts,” such as Buffered STEEPLS. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Buffered STEEPLS should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the Buffered STEEPLS, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” applies or should apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

In addition, legislation recently was introduced in the U.S. Congress which, if enacted, would also impact the taxation of the Buffered STEEPLS. Under the legislation, as initially proposed, a U.S. Holder that acquires an instrument such as the Buffered STEEPLS after the date of enactment of the legislation would be required to include income in respect of the Buffered STEEPLS on a current basis. It is not possible to predict whether the legislation will be enacted in its proposed form or whether any other legislative action may be taken in the future that may adversely affect the taxation of instruments such as the Buffered STEEPLS. Further, it is possible that any such legislation, if, enacted, may apply on a retroactive basis.

We urge you to consult your own tax advisers concerning the impact and the significance of the above considerations to Buffered STEEPLS issued before or after the date of this brochure. We intend to continue treating Buffered STEEPLS for U.S. federal income tax purposes in the manner described above under the captions “—General” and “—Settlement of Buffered STEEPLS at Maturity” unless and until such time as we, the IRS, or Treasury determine that some other treatment is more appropriate.

*    *    *

The pricing supplement will set forth additional information about the U.S. federal income tax consequences of the Buffered STEEPLS, including possible alternative tax treatments of the Buffered STEEPLS, backup withholding, and information reporting considerations, and, if applicable, certain tax consequences applicable to Non-U.S. Holders (as defined in the prospectus referred to on page 2).

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Risk Factors

An investment in the Buffered STEEPLS entails significant risks. The following is a list of some of the principal risks associated with an investment in the Buffered STEEPLS. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the Buffered STEEPLS. Your decision to purchase the Buffered STEEPLS should be made only after carefully considering the risks of an investment in the Buffered STEEPLS, including those described below, with your advisors in light of your particular circumstances. The Buffered STEEPLS are not an appropriate investment for you if you are not knowledgeable about the significant elements of the Buffered STEEPLS or financial matters in general.

•	Your investment may result in a loss; there is no guaranteed return of principal.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•	Your investment return will be subject to a Maximum Return that will be set forth in the applicable pricing supplement, and may be less than a comparable investment directly in the Underlying Equity.

•	The Buffered STEEPLS will not be listed on any stock exchange, and the trading market for them may be limited.

•

If you attempt to sell the Buffered STEEPLS prior to maturity, the market value of the Buffered STEEPLS, if any, may be less than the principal amount of the Buffered STEEPLS. A variety of complex and interrelated factors could reduce the market value of the Buffered STEEPLS, including:

¡	Market value of the Underlying Equity;

¡	Volatility of the Underlying Equity;

¡	General economic and other conditions;

¡	Interest rates;

¡	Time to maturity;

¡	Volatility of any foreign currency* which relates to the level of the Underlying Equity;

¡	Dividend yield on the Underlying Equity; and

¡	Earnings performance and creditworthiness of the Underlying Equity.

•	Changes in our credit ratings could reduce the market value of the Buffered STEEPLS.

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Risk Factors (cont.)

•	Our trading and hedging activities may affect the amount you receive at maturity and the market value of the Buffered STEEPLS.

•

Unless otherwise specified in the applicable pricing supplement, we and our affiliates are not affiliated with any issuers of the securities comprising the Underlying Equity, and are not responsible for any disclosure made by those companies.

•	You have no rights as a security holder, and you are not entitled to dividends, interest payments, or other distributions by the issuer or issuers of the Underlying Equity.

•	Our trading and hedging activities may create conflicts of interest with you.

•	Our business activities may create conflicts of interest with you.

•

Secondary market prices of the Buffered STEEPLS may be affected adversely by the inclusion in the original issuance price of the Buffered STEEPLS of the selling agents’ commissions and costs of hedging our obligations under the Buffered STEEPLS.

•	There may be potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove the calculation agent.

•	The U.S. federal income tax consequences of Buffered STEEPLS are uncertain.

* Only applicable if the level of the Underlying Equity depends upon one or more levels determined on a foreign securities exchange, such as an Underlying Equity that consists of a non-U.S. stock index.

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